IAMGOLD ANNOUNCES RESULTS OF THE GOSSELIN 2022 DRILL PROGRAM DEMONSTRATING EXPANSION POTENTIAL OF THE DEPOSIT

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 2, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce additional assay results from its ongoing diamond drilling program at the Gosselin zone discovery, located immediately adjacent to the Côté Gold deposit in Ontario, Canada. The Gosselin delineation drilling program is being undertaken as part of the Côté Gold joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). Côté Gold is currently under construction and is expected to commence production in early 2024 (refer to Company news releases dated November 8, 2022).

Highlights include:

- **342.2 meters ("m") at 1.99 grams per tonne gold ("g/t Au")** in drill hole GOS22-105 from 206.9 m including
    - 101.8 m at 3.05 g/t Au from 311.0 m;
    - 89.0 m at 2.48 g/t Au from 459.0 m

- **313.0 m at 1.29 g/t Au** in drill hole GOS22-126 from 511.0 m including
    - 75.0 m at 3.68 g/t Au from 523.0 m

- **181.0 m at 1.50 g/t Au** in drill hole GOS22-129 from 512.0 m including
    - 91.3 m at 2.55 g/t Au from 582.0 m

- **388.5 m at 0.66 g/t Au** in drill hole GOS22-118 from 39.0 m including
    - 156.5 m at 1.03 g/t Au from 271.0 m

- **262.0 m at 0.77 g/t Au** in drill hole GOS22-122 from 141.0 m

- **220.5 m at 0.74 g/t Au** in drill hole GOS22-116 from 193.5 m including
    - 69.5 m at 1.76 g/t Au from 344.5 m

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "We are very pleased to see that the results from the 2022 drilling program support the anticipated expansion potential at Gosselin, specifically south of and below the interpreted resource boundaries of the deposit model. Future drilling programs at Gosselin will continue to target the extensions of the deposit towards the goal of defining further potential resource expansion and resource classification upgrades. The 2022 drilling campaign required considerable coordination between the exploration and construction teams during a period of extensive construction activities related to the development of the Côté Gold project. I want to congratulate our exploration team, service contractors, local community employees and partners who together continue to drive the success of our exploration efforts."

IAMGOLD is reporting assay results from an additional twenty-seven (27) diamond drill holes totaling 14,660 metres completed between January 21 and November 13, 2022. The assay results reported are provided in Table 1 below (refer to plan map for drill hole locations outlined in Figure 1).



Figure 1: Gosselin drill hole surface plan and 2022 assay highlights

Figure 2: Gosselin composite Longitudinal Section demonstrating expansion possibilities to the 2021 mineral resources estimation

Next Steps

The 2022 drilling program successfully outlined areas for potential resource expansion both at depth and to the south of the existing Gosselin Mineral Resource boundary. The areas have been tested with a limited number of widely-spaced drill holes and additional closed spaced drilling with a nominal drill hole spacing of 70 m is required to support future resource block model updates. The next phase of diamond drilling has commenced to further test the identified expansion target areas. Ongoing geological and geochemical studies and refinement of the deposit model will continue to guide future delineation drilling programs and support the regional exploration targeting strategy on the large Côté Gold project land package.

Continuing technical studies initiated in 2022 include: a sampling program to advance metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades; mining and infrastructure studies to review configuration options for the potential inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans; and the collection of baseline data to support future permitting requirements.

About the Gosselin Deposit

The Gosselin zone discovery is located immediately adjacent to the northeast of the Côté Gold deposit and is accessible by construction roads on the developing mine property. Diamond drilling to date has delineated wide intervals of low-grade gold mineralization hosted in altered and brecciated intrusive lithologies similar to that observed at the adjacent Côté Gold deposit, extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. Drilling to date has outlined mineralization over a strike length of 1,400 metres, width of 400 metres and a depth extent of 425 metres. The deposit outcrops below the shallow Three Ducks Lake, and remains open at depth, to the northwest, and along strike to the northeast and southwest.

A significant milestone was reached on October 18, 2021 with the announcement of an initial mineral resources estimation of the Gosselin deposit, comprising 124.5 million tonnes of Indicated resources grading 0.84 grams of gold per tonne for 3.35 million ounces of gold and 72.9 million tonnes of Inferred resources grading 0.73 grams of gold per tonne for 1.71 million ounces of gold (*refer to Company news release dated October 18, 2021 and February 23, 2022*). The current mineral resources estimate for the Gosselin zone incorporated assay results from 163 diamond drill holes totaling 54,775 metres, including 95 drill holes holes totaling 38,398 metres completed by IAMGOLD as part of its delineation drilling program.

Table 1 Gosselin Project Drilling Results - 2022 Drilling program										
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval (1)	Au (2) (3)
	Easting	Northing	Elev.	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
CL15-38EXT**	430988	5268196	386	215	-49	906.00**	385.00	596.00	211.00	0.52
Including (3)							***474.00***	***475.00***	*1.00*	***10.30***
							729.00	787.35	58.35	0.60
							897.00	904.63	7.63	7.88
Including (3)							***897.00***	***898.00***	*1.00*	***15.90***
Including (3)							***901.00***	***902.00***	*1.00*	***14.10***
Including (3)							***903.22***	***904.63***	*1.41*	***13.70***
GOS22-104	431213	5268009	386	90	-61	732.00	391.00	490.55	99.55	0.40
							504.00	619.10	115.10	0.34
GOS22-105	431192	5267522	382	359	-57	888.00	206.85	549.00	342.15	1.99
Including (3)							***276.00***	***277.00***	*1.00*	*12.80*
Including (3)							***311.00***	***412.75***	*101.75*	*3.05*
Including (3)							***320.00***	***321.00***	*1.00*	*10.40*
Including (3)							***323.00***	***323.60***	*0.60*	*12.00*
Including (3)							***344.00***	***345.00***	*1.00*	*12.80*
Including (3)							***346.65***	***347.55***	*0.90*	*16.00*
Including (3)							***380.15***	***381.00***	*0.85*	*11.90*
Including (3)							***459.00***	***548.00***	*89.00*	*2.48*
Including (3)							***498.00***	***499.00***	*1.00*	*10.30*
Including (3)							***523.00***	***524.00***	*1.00*	*20.50*
Including (3)							***539.00***	***540.65***	*1.65*	*10.70*
GOS22-106	430242	5267646	387	178	-60	449.50	402.50	417.48	14.98	1.20
Including (3)							*408.51*	*409.67*	*1.16*	*11.30*
GOS22-107	431289	5267565	386	347	-58	369.00	186.00	203.25	17.25	0.44
							253.40	277.50	24.10	0.54
							338.50	369.00	30.50	0.43
GOS22-108	430235	5267661	388	1	-81	473.50	205.00	252.00	47.00	0.85
Including (3)							*233.00*	*234.00*	*1.00*	*19.20*
							269.00	319.50	50.50	0.75
GOS22-109	431004	5268180	385	175	-67	870.50	290.00	541.80	251.80	0.38
GOS22-110	430330	5267466	387	38	-60	448.50	1.17	19.00	17.83	0.70
							250.00	272.00	22.00	0.35
							321.00	336.00	15.00	0.54
GOS22-111	430327	5267434	388	151	-55	522.00	268.00	319.00	51.00	0.43
							369.00	386.00	17.00	0.43
GOS22-112	431024	5268171	385	127	-64	904.00	290.00	321.00	31.00	0.33
							403.00	467.00	64.00	0.84
GOS22-113	430148	5267571	388	176	-61	459.00	11.00	28.00	17.00	0.32
							410.00	428.00	18.00	0.50
GOS22-114	430188	5267602	390	164	-57	57.00	Abandoned due to excessive deviation			
GOS22-115	430188	5267602	390	165	-48	424.50	60.00	74.00	14.00	0.79
							301.00	320.70	19.70	0.44
							357.00	384.50	27.50	0.39
GOS22-116*	431254	5267624	382	326	-67	414.00	193.50	414.00	220.50	0.74
Including (3)							*344.50*	*414.00*	*69.50*	*1.76*
Including (3)							*372.50*	*373.50*	*1.00*	*11.00*
Including (3)							*379.50*	*380.60*	*1.10*	*27.90*
GOS22-117	431289	5267259	386	345	-50	850.50	608.00	829.00	221.00	0.72
Including (3)							*671.00*	*672.00*	*1.00*	*19.10*
Including (3)							*706.00*	*795.00*	*89.00*	*0.93*
GOS22-118*	431309	5267654	382	327	-66	427.50	39.00	427.50	388.50	0.66

Including (3)							*271.00*	*427.50*	*156.50*	*1.03*
Including (3)							*369.00*	*369.97*	*0.97*	*14.20*
GOS22-119*	431201	5267677	382	328	-67	426.00	47.00	93.00	46.00	1.66
Including (3)							*49.90*	*51.00*	*1.10*	*48.10*
							329.80	400.00	70.20	1.32
Including (3)							*381.00*	*381.95*	*0.95*	*51.20*
GOS22-120*	431452	5267712	381	335	-59	426.00	21.85	142.50	120.65	0.69
Including (3)							*92.00*	*93.00*	*1.00*	*20.70*
							165.85	256.50	90.65	0.38
							273.50	292.50	19.00	0.44
							311.50	396.00	84.50	0.57
GOS22-121*	431368	5267926	382	156	-62	424.50	31.50	113.37	81.87	0.55
							154.00	252.00	98.00	0.62
GOS22-122	430903	5267284	389	9	-52	897.00	141.00	403.00	262.00	0.77
Including (3)							*312.00*	*313.00*	*1.00*	*15.00*
							419.95	644.50	224.55	0.64
							715.75	882.00	166.25	0.82
Including (3)							*852.10*	*852.97*	*0.87*	*21.80*
GOS22-123*	431397	5267974	381	154	-70	93.00	29.00	84.00	55.00	1.44
Including (3)							*41.00*	*42.00*	*1.00*	*18.70*
Including (3)							*81.00*	*83.00*	*2.00*	*17.25*
GOS22-124*	431431	5267945	380	163	-73	424.50	33.00	59.00	26.00	0.59
							317.00	343.00	26.00	0.99
							395.50	423.00	27.50	0.51
GOS22-125*	431315	5267925	381	158	-59	483.00	73.00	281.00	208.00	0.49
							348.00	379.00	31.00	7.47
Including (3)							*355.00*	*356.00*	*1.00*	*173.00*
GOS22-126	430903	5267284	390	337	-57	933.00	317.00	328.00	11.00	1.43
							511.00	824.00	313.00	1.29
Including (3)							*523.00*	*598.00*	*75.00*	*3.68*
Including (3)							*531.00*	*532.00*	*1.00*	*13.20*
Including (3)							*552.00*	*557.00*	*5.00*	*21.40*
Including (3)							*560.00*	*561.00*	*1.00*	*12.60*
Including (3)							*565.00*	*566.00*	*1.00*	*16.80*
GOS22-127*	431409	5268034	382	202	-65	345.00	271.00	345.00	74.00	0.30
GOS22-128*	431541	5267857	382	321	-65	349.50	192.82	201.00	8.18	1.48
GOS22-129	430940	5267189	387	343	-56	996.00	428.00	450.00	22.00	0.47
							465.00	504.00	39.00	1.29
							512.00	693.00	181.00	1.50
Including (3)							*582.00*	*673.30*	*91.30*	*2.55*
							723.00	742.45	19.45	1.43
							775.95	848.00	72.05	0.43
							864.00	892.00	28.00	0.35
							930.00	963.00	33.00	0.30

Notes:

1. Actual core widths are estimated to be approximately 60 to 95% of the Core Interval.
2. Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

* BTW drillcore - core diameter is 42.0mm

** Extension of an old hole from 333m to 906m (total of 573m drilled)

Qualified Persons, Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte Gold District is the Qualified Person ("QP") for the purposes of NI 43-101 and is responsible for the supervision of the preparation, verification and review of the technical information in this news release.

The QP responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte Gold District. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Executive Vice President, Growth for IAMGOLD. Mr. MacDougall is a QP as defined by NI 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (ACTLABS - located in Timmins, Ontario) was utilized for assay analyses, performing crushing, pulverizing, and fire assay in Timmins, Ontario. Activation Laboratories completed the following laboratory procedure: samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105µm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish.

For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis.

IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources." In addition, the SEC has amended definitions of "proven Mineral Reserves" and "probable Mineral Reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with these SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured Mineral Resources", "Indicated Mineral Resources", or "Inferred Mineral Resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an Inferred mineral resource will ever be upgraded to a higher category.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the Indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "favourable", "plans", "targeted", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as Mineral Resources or Mineral Reserves from that predicted, the failure to accurately estimate Mineral Resources or Mineral Reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.